Exhibit 99.1

NEWS

Sequans Communications Announces Second Quarter 2012 Financial Results

PARIS, France – July 26, 2012 – Sequans Communications S.A. (NYSE: SQNS), a 4G chipmaker supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide, today announced financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights:

Revenues, gross margin and non-IFRS earnings per share are in line with guidance.

Revenue: Revenue of $7.0 million increased 71% sequentially from the first quarter of 2012 and decreased 77% compared to the second quarter of 2011. The sequential increase reflects an increase in shipments of LTE products and a resumption of orders for WiMAX products from a historically large customer. The decrease compared to the prior year was due to lower sales to this same customer, following changes in the WiMAX market in the United States in the second half of 2011.

Gross margin: Gross margin was 54.2% compared to 57.4% in the first quarter of 2012 and 46.6% in the second quarter of 2011.

Operating income (loss): Operating loss was $8.0 million compared to an operating loss of $9.0 million in the first quarter of 2012 and an operating profit of $1.9 million in the second quarter of 2011.

Net profit (loss): Net loss was $8.3 million, or ($0.24) per diluted share/ADS, compared to a net loss of $9.0 million, or ($0.26) per diluted share/ADS in the first quarter of 2012 and a net profit of $0.1 million, or $0.00 per diluted share/ADS in the second quarter of 2011.

Non-IFRS Net profit (loss): Excluding stock-based compensation, non-IFRS net loss was $7.4 million, or ($0.21) per diluted share/ADS, compared to a non-IFRS net loss of $7.7 million, or ($0.22) per diluted share/ADS in the first quarter of 2012, and a non-IFRS net profit of $2.8 million, or $0.08 per diluted share/ADS, in the second quarter of 2011.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q2 2012	%*	Q1 2012	%*	Q2 2011	%*
Revenues	$7.0		$4.1		$30.6
Gross profit	3.8	54.2%	2.4	57.4%	14.3	46.6%
Operating income (loss)	(8.0)	-113.1%	(9.0)	-219.4%	1.9	6.2%
Net profit (loss)	(8.3)	-118.0%	(9.0)	-220.2%	0.1	0.2%
Diluted EPS	$(0.24)		$(0.26)		$0.00
Number of diluted shares/ADS	34,678,812		34,670,306		35,209,641
Cash flow from (used in) operations	(6.4)		(6.4)		0.3
Cash and cash equivalents at quarter-end	40.7		49.3		61.9
Additional information:
Stock-based compensation included in operating result	0.9		1.3		1.7
Non-IFRS diluted EPS (excludes stock-based compensation)	$(0.21)		$(0.22)		$0.08

*	Percentage of revenues

“We are pleased to report sequential revenue growth at the high end of our guidance,” said Georges Karam, Sequans CEO. “Our objective during this transition phase is to continue making important progress in the LTE market, while we limit our operating loss with continued stringent control of our expenses. During the second quarter we implemented some optimization of our organization, resulting in a reduction of our workforce by about 10%.

Sequans reports second quarter 2012 financial results

“We achieved a very important milestone for the company at the end of June when we began volume shipments of all three chips in our second generation LTE platform. We also achieved true, sustained 150 Mbps throughput over a 20 MHz FDD channel, showing that our currently-shipping platform provides the highest possible LTE performance. We made key technology announcements regarding interference mitigation technology and a new reference solution for mobile 4G Voice over LTE. Based on the advanced capabilities of our LTE platform, we achieved design wins in several countries, and we strengthened our relationships with several key operators via collaboration on additional advanced features and capabilities, setting the stage for more progress in the future,” concluded Mr. Karam.

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the third quarter of 2012 to be in the range of $8 to $9 million, with gross margin around 50%. Based on this revenue range and expected gross margin, and assuming an exchange rate of 1 euro = $1.26, non-IFRS net loss per diluted share/ADS is expected to be between ($0.17) and ($0.19) for the third quarter of 2012, with approximately 34.7 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the second quarter of 2012 today, July 26, 2012 at 8:00 a.m. EDT /14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1074 (or +1 612-234-9960 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until August 26, 2012, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code:252559.

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

Sequans reports second quarter 2012 financial results

About Sequans Communications

Sequans Communications is a 4G chipmaker, supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are inside 4G networks around the world. Sequans is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea and China. www.sequans.com

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports second quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2012	March 31, 2012	June 30, 2011
Revenue :
Product revenue	5,990	3,314	30,006
Other revenue	1,045	793	601

Total revenue	7,035	4,107	30,607

Cost of revenue
Cost of product revenue	3,177	1,707	16,287
Cost of other revenue	44	44	44

Total cost of revenue	3,221	1,751	16,331

Gross profit	3,814	2,356	14,276

Operating expenses :
Research and development	7,657	7,025	6,767
Sales and marketing	2,009	2,230	3,488
General and administrative	2,108	2,112	2,126

Total operating expenses	11,774	11,367	12,381

Operating income (loss)	(7,960)	(9,011)	1,895

Financial income (expense):
Interest income (expense), net	46	31	(151)
Foreign exchange gain (loss)	(354)	(8)	103
Change in the fair value of convertible notes option component	—	—	(1,651)

Profit (loss) before income taxes	(8,268)	(8,988)	196

Income tax expense	36	55	138
Profit (loss)	(8,304)	(9,043)	58
Attributable to :
Shareholders of the parent	(8,304)	(9,043)	58
Minority interests	—	—	—

Basic earnings (loss) per share	$(0.24)	$(0.26)	$0.00

Diluted earnings (loss) per share	$(0.24)	$(0.26)	$0.00

Number of shares used for computing:
— Basic	34,678,812	34,670,306	33,435,416
— Diluted	34,678,812	34,670,306	35,209,641

Sequans reports second quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US$, except share and per share amounts)	Six months ended
	June 30 , 2012	June 30 , 2011
Revenue :
Product revenue	9,304	54,850
Other revenue	1,838	1,147

Total revenue	11,142	55,997

Cost of revenue
Cost of product revenue	4,884	28,587
Cost of other revenue	88	129

Total cost of revenue	4,972	28,716

Gross profit	6,170	27,281

Operating expenses :
Research and development	14,682	12,745
Sales and marketing	4,239	6,617
General and administrative	4,220	3,707

Total operating expenses	23,141	23,069

Operating income (loss)	(16,971)	4,212

Financial income (expense):
Interest income (expense), net	77	(336)
Foreign exchange gain (loss)	(362)	(104)
Change in the fair value of convertible notes option component	—	(1,651)

Profit (Loss) before income taxes	(17,256)	2,121

Income tax expense (benefit)	91	168
Profit (Loss)	(17,347)	1,953
Attributable to :
Shareholders of the parent	(17,347)	1,953
Minority interests	—	—

Basic earnings (loss) per share	$(0.50)	$0.06

Diluted earnings (loss) per share	$(0.50)	$0.06

Number of shares used for computing:
— Basic	34,674,648	30,595,087
— Diluted	34,674,648	32,369,312

Sequans reports second quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of US$)	At June 30, 2012	At December 31, 2011
ASSETS
Non-current assets
Property, plant and equipment	10,121	9,334
Intangible assets	4,078	4,233
Loan and other receivables	519	531
Available for sale assets	753	677

Total non-current assets	15,471	14,775

Current assets
Inventories	10,450	11,660
Trade receivables	7,522	8,373
Prepaid expenses and other receivables	2,689	2,571
Recoverable value added tax	526	2,008
Research tax credit receivable	6,370	4,423
Cash and cash equivalents	40,663	57,220

Total current assets	68,220	86,255

Total assets	83,691	101,030
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 34,683,839 shares authorized, issued and outstanding at June 30, 2012 (34,667,339 at December 31, 2011)	912	912
Share premium	129,308	129,283
Other capital reserves	11,591	9,368
Accumulated deficit	(72,038)	(54,691)
Other components of equity	(360)	(628)

Total equity	69,413	84,244

Non-current liabilities
Government grant advances and interest-free loans	241	385
Provisions	299	259
Deferred tax liabilities	59	55

Total non-current liabilities	599	699

Current liabilities
Trade payables	7,170	8,580
Government grant advances and interest-free loans	505	717
Other current liabilities	5,042	5,846
Deferred revenue	863	869
Provisions	99	75

Total current liabilities	13,679	16,087

Total equity and liabilities	83,691	101,030

Sequans reports second quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
(in thousands of US$)	2012	2011
Operating activities
Loss before income taxes	(17,256)	2,121
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	2,298	1,829
Amortization and impairment of intangible assets	909	897
Share-based payment expense	2,223	1,597
Increase (decrease) in provisions	58	(153)
Change in fair value of convertible notes option component	—	1,651
Financial expense (income)	(77)	49
Foreign exchange loss (gain)	(11)	474
Interest free financing benefit	—	178
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	2,100	(1,938)
Decrease (Increase) in inventories	1,216	(2,364)
Decrease (Increase) in research tax credit receivable	(1,947)	(1,336)
Increase (Decrease) in trade payables and other liabilities	(1,938)	(2,216)
Increase (Decrease) in deferred revenue	(6)	(380)
Increase (Decrease) in government grant advances	(242)	(311)
Income tax paid	(99)	(160)
Net cash flow used in operating activities	(12,772)	(62)
Investing activities
Purchase of intangible assets and property, plant and equipment	(3,828)	(6,236)
Purchase of financial assets	(64)	(346)
Net cash flow used in investments activities	(3,892)	(6,582)
Financing activities
IPO proceeds, net of costs	—	59,956
Proceeds from exercice of stock options and founders’ warrants	25	343
Repayment of borrowings	—	(36)
Interest received (paid)	77	(184)
Repayment of interest-free loans	—	(1,321)
Net cash flows from financing activities	102	58,758
Net increase (decrease) in cash and cash equivalents	(16,562)	52,114
Net foreign exchange difference	5	4
Cash and cash equivalent at January 1	57,220	9,739
Cash and cash equivalents at end of the period	40,663	61,857

Sequans reports second quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2012	March 31, 2012	June 30, 2011
Net IFRS profit (loss) as reported	(8,304)	(9,043)	58
Add back
Stock-based compensation expense according to IFRS 2	917	1,306	1,134
Change in the fair value of convertible notes option component	—	—	1,651
Non-IFRS profit (loss) adjusted	(7,387)	(7,737)	2,843

IFRS basic earnings (loss) per share as reported	$(0.24)	$(0.26)	$0.00
Add back
Stock-based compensation expense according to IFRS 2	$0.03	$0.04	$0.04
Change in the fair value of convertible notes option component	—	—	$0.05

Non-IFRS basic earnings (loss) per share	$(0.21)	$(0.22)	$0.09

IFRS diluted earnings (loss) per share	$(0.24)	$(0.26)	$0.00
Add back
Stock-based compensation expense according to IFRS 2	$0.03	$0.04	$0.03
Change in the fair value of convertible notes option component	—	—	$0.05

Non-IFRS diluted earnings (loss) per share	$(0.21)	$(0.22)	$0.08

Sequans reports second quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Six months ended
(in thousands of US$, except share and per share amounts)	June 30, 2012	June 30, 2011
Net IFRS profit (loss) as reported	(17,347)	1,953
Add back
Stock-based compensation expense according to IFRS 2	2,223	1,597
Change in the fair value of convertible notes option component	—	1,651
Non-IFRS profit (loss) adjusted	(15,124)	5,201

IFRS basic earnings (loss) per share as reported	$(0.50)	$0.06
Add back
Stock-based compensation expense according to IFRS 2	$0.06	$0.05
Change in the fair value of convertible notes option component	—	$0.06

Non-IFRS basic earnings (loss) per share	$(0.44)	$0.17

IFRS diluted earnings (loss) per share	$(0.50)	$0.06
Add back
Stock-based compensation expense according to IFRS 2	$0.06	$0.05
Change in the fair value of convertible notes option component	—	$0.05

Non-IFRS diluted earnings (loss) per share	$(0.44)	$0.16